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                                  October 30, 1998



Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829

Gentlemen:

You have requested our opinion regarding certain federal income tax consequences of the proposed merger of Channel Islands Bank ("Target") with and into American Commercial Bank ("Sub").

                                      FACTS

Americorp, a corporation organized in California ("Parent"), is the parent corporation of American Commercial Bank ("Sub"), also a California corporation through which Parent engages in the business of general commercial banking. Parent does not directly engage in the business of general commercial banking but instead does so indirectly as the holding company for Sub. Neither Parent nor any person related to Parent owns, or immediately prior to the merger will own, any stock of Target.

Target is a California corporation. Target engages in the business of general commercial banking.

The terms of the proposed merger (the "Merger") are contained in the Agreement to Merge and Plan of Reorganization dated as of July 7, 1998 and amended on September 17,1998 (the "Merger Agreement").

Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Merger Agreement, in the letters to us from Parent dated September 1, 1998, and from Target dated September 1, 1998 (the "Letters"), and in the Proxy Statement/Prospectus dated _____, 1998, and mailed to Target shareholders in connection with the special meeting of shareholders to approve the Merger, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Date"). We have not independently verified any factual matters relating to the Merger with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

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Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829
Page 2


The Merger Agreement provides that Target will in accordance with the Exchange Ratio set forth in the Merger Agreement be merged with and into Sub in accordance with the applicable provisions of the General Corporation Law of the State of California and the California Financial Code. The Merger must be approved as required by law by the Target shareholders at a special meeting to be held on _____, 1998.

On the Effective Date, all assets and liabilities of Target will be transferred by operation of law to Sub; the separate corporate existence of Target will cease, and, except as provided below, each share of Target Common Stock then outstanding will be converted into .7000 share of Parent Common Stock. In the event Parent changes (or establishes a record date for changing) the number of shares of Parent Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Parent Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

No fractional shares of Parent Common Stock will be issued in the Merger. Each holder of Target Common Stock, who otherwise would be entitled to receive a fraction of a share of Parent Common Stock, will receive instead, cash equal to such fraction multiplied by the Parent's book value per share. Except for cash paid to dissenters and cash exchanged in lieu of issuing fractional shares of Parent Common Stock, no cash will be exchanged for shares of Target Common Stock or shares of Parent Common Stock pursuant to the Merger.

On the Effective Date, Target's obligations with respect to stock options, shall be assumed by Parent for (i) each and every officer and employee of Target who shall continue as an officer and employee of Sub and (ii) each director of Target. Each outstanding option, shall become the right to receive, upon payment of the exercise price, that number of shares of Parent Common Stock equal to the product of the Exchange Ratio and the number of shares of Target Common Stock covered by the option.

Except for the options issued pursuant to above, no options to purchase Target Common Stock and no securities or other instruments convertible into Target Common Stock will be outstanding on the Effective Date.

We have also relied with your permission on the following additional representations and/or assumptions:

     1. The Merger will be a statutory merger in accordance with the applicable provisions of the General Corporation Law of the State of California and the California Financial Code.

     2. The fair market value of the Parent Common Stock and other consideration received by each Target shareholder will be approximately equal to the fair market value of the Target Common Stock surrendered in the exchange.

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Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829
Page 3


     3. Target has not (and, as of the Effective Date, will not have) redeemed, and no person related (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to Target has (or, as of the Effective Date, will have) acquired, any stock of Target (1) within one year prior to the Effective Date, or, (2) as part of a plan which includes the Merger.

     4. Parent has no plan or intention to reacquire, and no person related (within the meaning of Treasury Regulation Section 1.368-1(e)(3)) to Parent has any intention to acquire, any of the Parent Common Stock to be issued in the Merger.

     5. Except as provided in the next sentence, Parent, Target and the shareholders of Target will pay their respective expenses, if any, incurred in connection with the Merger. Sub will pay or assume only those expenses of Target that are solely and directly related to the Merger in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

     6. There is no intercorporate indebtedness existing between Sub and Target that was issued, acquired or will be settled at a discount.

     7.   No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv).

     8. Target is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A).

     9. The fair market value of the assets of Target transferred to Sub will equal or exceed the sum of the liabilities assumed by Sub plus the amount of liabilities, if any, to which the transferred assets are subject.

     10. Except as described in the Proxy Statement/Prospectus, no dividends or distributions, other than regular or normal dividends or distributions, will be made with respect to any Target stock prior to the Merger. After the Merger, no dividends or distributions will be made to the former Target shareholders by Parent, other than regular or normal dividend distributions made with regard to all shares of Parent Common Stock.

     11. None of the compensation received by any shareholder-employees of Target will be separate consideration for, or allocable to, any of their shares of Target Common Stock. The compensation paid to any shareholder-employees of Target will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. None of the Parent Common Stock received by any shareholder-employee of Target will be in exchange for, or in consideration of, services rendered to Sub, Target or any other entity by such shareholder-employee.

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Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829
Page 4


     12. The payment of cash in lieu of fractional shares of Parent Common Stock is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained-for consideration. In addition, this cash payment will not be made pro rata either to all Target shareholders or to all Target and Parent shareholders. The total cash consideration that will be paid in the Merger to Target shareholders in lieu of issuing fractional shares of Parent Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the Target shareholders in exchange for their shares of Target Common Stock. The fractional share interests of each Target shareholder will be aggregated, and no Target shareholder will receive cash in an amount equal to or greater than the value of one full share of Parent Common Stock.

     13. The Target shareholders that will receive cash in lieu of fractional shares of Parent Common Stock will not have control of Parent, for purposes of section 302(b)(1), following the Merger.

     14. The Merger is being effected for bona fide business reasons as described in the Proxy Statement/Prospectus.

     15. Prior to the Merger, Target will not sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) or Treasury Regulation Section 1.368-2(k).

     16. Sub has no plan or intention to sell or otherwise dispose of any of the assets of Target to be acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) or Treasury Regulation Section 1.368-2(k).

     17. Prior to the Merger, Target will continue its historic businesses and will use a significant portion of its historic assets in those businesses.

     18. Following the Merger, Sub will continue the historic business of Target and will use a significant portion of Target's historic business assets in a business.

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Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829
Page 5


                                       OPINION

Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Merger Agreement and based on the facts set forth in the Proxy Statement/Prospectus, the Letters, and this letter (including all assumptions and representations), it is our opinion that for federal income tax purposes:

1. The Merger will constitute a "reorganization" within the meaning of section 368(a), Parent, Sub and Target will each be a party to the reorganization within the meaning of Section 368 (b) of the Code.

2. Neither Parent nor Sub will recognize gain or loss as a result of the Merger.

3.   Target will not recognize gain or loss as a result of the Merger.

4. To the extent Target Common Stock is exchanged in the Merger for Parent Common Stock, no gain or loss will be recognized by the shareholders of Target. The exchange of Parent or Target Stock for cash pursuant to the exercise of dissenters' rights will be a taxable transaction.

5. The tax basis of the assets in Sub after the Merger will be the same as the tax basis of assets held by Target and Sub immediately before the Merger.

6. The holding period for the shares of Parent Common Stock received by each shareholder of Target will include the holding period for the shares of Target Common of such shareholder exchanged in the Merger.

7. The tax basis of the shares of Parent Common Stock received by each shareholder of Target will equal the tax basis of such shareholder's shares of Target Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

8. The payment of cash to shareholders of Target in lieu of fractional share of interest of Parent will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Parent. These cash payments will be treated as having been received as a distribution in redemption of that fractional share interest subject to the conditions and
     limitations of Section 302 of the Code.   If a fractional share of Parent
     would constitute a capital asset in the hands of a redeeming shareholder, any resulting gain or loss will be characterized as a capital gain or loss in accordance with the provisions and limitations of Subchapter P of Chapter 1 of the Code.

9. No gain or loss will be recognized for federal income tax purposes by the holders of outstanding stock options granted under Target's stock option plan as a result of the granting of substitute options granted pursuant to Parent's stock option plan.

10. The granting of any substitute stock option to a holder of a Target stock option will not be deemed a modification of an incentive stock option.

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Channel Islands Bank
155 South A Street
Oxnard, CA 93032-0829
Page 6


Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion, and you must judge whether the matters addressed herein are sufficient for your purposes. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

Our opinion is based on the understanding that the relevant facts are, and will be on the Effective Date, as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

We undertake no responsibility to update or supplement our opinion.


/s/ Varinek, Trine, Day & Co., LLP

Vavrinek, Trine, Day & Co., LLP
Rancho Cucamonga, California